NYSE Arca, Inc. ("Exchange") hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17CER240.12d2-2(a)(3) That on March 14, 2006, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

On March 14, 2006, PSC Sub, LLC ("PSC Sub"), a Delaware limited liability company formerly known as PSC Sub, Inc., and a wholly owned subsidiary of Pearl Senior Care, LLC ("PSC"), a Delaware limited liability company formerly known as Pearl Senior Care, Inc., was merged (the "Merger") with and into Beverly Enterprises, Inc. (the "Company") pursuant to the terms of the Agreement and Plan of Merger, dated as of August 16, 2005, as amended as of August 23, 2005, September 22, 2005, November 20, 2005 and December 20, 2005, by and among the Company, PSC, PSC Sub, and Geary Property Holdings, LLC. PSC is an affiliate of Fillmore Capital Partners, LLC ("Fillmore Capital Partners).

As a result of the Merger, each share of common stock (each a "Share") of the Company outstanding (other than treasury Shares or Shares held by shareholders who properly exercised appraisal rights under Delaware law) has been converted into the right to receive $12.50 per Share in cash, without interest.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 15, 2006.